Exhibit (h)(1)(ii)
APPENDIX A

FUNDS TO BE SERVICED

1.	Genter Capital Municipal Quality Intermediate ETF
2.	Genter Capital Taxable Quality Intermediate ETF
3.	Indexperts Gorilla Aggressive Growth ETF
4.	Indexperts Quality Earnings Focused ETF
5.	Indexperts Yield Focused Fixed Income ETF
6.	Langar Global HealthTech ETF
7.	North Shore Equity Rotation ETF
8.	Obra Opportunistic Structured Products ETF
9.	Obra High Grade Structured Products ETF
10.	Select STOXX Europe Aerospace & Defense ETF
11.	Trajan Wealth Income Opportunities ETF
12.	Tuttle Capital Inverse ESG ETF
13.	Tuttle Capital Self Defense Index ETF
14.	UVA Unconstrained Medium-Term Fixed Income ETF